November 9, 2016

Jeffrey Gordon
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hybrid Coating Technologies, Inc.
Form 10-K for the Year ended December 31, 2015
Filed April 14, 2016
Form 10-K/A for the Year Ended December 31, 2015
Filed May 2, 2016
File No. 0-53459

Dear Mr. Cash,

The Company hereby acknowledges receipt of the SEC comment letter dated October 25, 2016.

In its future filings, the Company will identify and specify the version of the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission’s Internal Control-Integrated Framework, it will have used in its assessment of internal control over financial reporting.

Additionally, the Company understands that it is responsible for the adequacy and accuracy of all disclosures to be made. Furthermore the Company is fully aware that staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in the event of any proceeding initiated against the Company by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/: Joseph Kristul
Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.